
08018599



NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

16.11.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC 82-04270

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the Company's securities dated November 8, 2006
2. Information on the events that may significantly affect the price of the Company's securities dated November 8, 2006
3. Statement of material fact dated November 8, 2006: Information on the filing of holder or more than 25% of the Issuer's securities in the register
4. Information on the events that may significantly affect the price of the Company's securities dated November 7, 2006
5. Information on the events that may significantly affect the price of the Company's securities dated November 7, 2006

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

dlw 11/20

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Full name of the profit organization: ***DIMOSENCO HOLDINGS CO. LIMITED;***
Percentage of ordinary shares of the Issuer owned by the aforementioned organization, before change: ***12.02 %;***
Percentage of ordinary shares of the Issuer owned by the aforementioned organization, after change: ***3.93%.***
The date when the Issuer was informed that the percentage of ordinary shares of the Joint Stock Company owned by the aforementioned organization had changed: ***November 8, 2006.***

MMC Norilsk Nickel Representative ***D.A. Usanov***
(power of attorney № ГМК-115/99-нп of 25.01.2006)

November 8, 2006.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Full name of the profit organization: ***PHARANCO HOLDINGS CO. LIMITED;***
Percentage of ordinary shares of the Issuer owned by the aforementioned organization, before change: ***12.02 %;***
Percentage of ordinary shares of the Issuer owned by the aforementioned organization, after change: ***3.93%.***
The date when the Issuer was informed that the percentage of ordinary shares of the Joint Stock Company owned by the aforementioned organization had changed: ***November 8, 2006.***

MMC Norilsk Nickel Representative ***D.A. Usanov***
(power of attorney № ГМК-115/99-нп of 25.01.2006)

November 8, 2006.

STATEMENT OF MATERIAL FACT
"INFORMATION ON THE FILING OF HOLDER OF MORE THAN 25% OF THE ISSUER'S SECURITIES IN THE REGISTER"

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	***"Zapolyarny vestnik" newspaper, "Appendix to Federal Financial Markets Service Newsletter"***

1.9. Code(s) of material fact (s)	***0740155F08112006***

2. Subject matter of the information
2.1. Class, category (type), issue and other identifying attributes of securities: ***ordinary registered non-documentary shares;***
2.2. Full and abbreviated name of the legal entity filed in the registry system of the Issuer's securities holders: ***AKB Rosbank (Open Joint Stock Company) – nominal holder;***   located at the address ***11, ul. Mashi Poryvayevoy, Moscow, 107078***   mailing address: ***6, ul. Veresayeva, Moscow, 121357***
2.3. Percentage of the issuer's securities registered to the name of the person filed in the registry system of the Issuer's securities holders: ***29.33%;***
2.4. Execution date of the registration of the business account of the person filed in the registry system of the Issuer's securities holders: ***November 8, 2006.***

Representative of MMC Norilsk Nickel ***D.A. Usanov***
(Power of Attorney No. ГМК-115/99-нм of January 25, 2006)

November 8, 2006

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name of the profit organization the Issuer's interest share in the authorized capital of which has changed: ***Open Joint Stock Company Kola Generating Company;***

Location of the profit organization, the Issuer's interest share in the authorized capital of which has changed: ***Ul. Kirova 2, Murmashi, Murmansk area, 184355;***

The Issuer's interest share in the authorized capital of the aforementioned organization before change in interest: ***14.83%;***

Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, before change: ***10.01%.***

The Issuer's interest share in the authorized capital of the aforementioned organization after change in interest: ***0%;***

Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, after change: ***0%;***

Date of change of the Issuer's interest share in the authorized capital of the aforementioned organization: ***November 7, 2006.***

MMC Norilsk Nickel Representative ***D.A. Usanov***
(power of attorney № ГМК-115/99-нп of 25.01.2006)

November 7, 2006.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name of the profit organization the Issuer's interest share in the authorized capital of which has changed: ***Open Joint Stock Company Apatitskaya HPP;***

Location of the profit organization, the Issuer's interest share in the authorized capital of which has changed: ***Apatity, Murmansk area, 184200;***

The Issuer's interest share in the authorized capital of the aforementioned organization before change in interest: ***14.83%;***

Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, before change: ***10.01%.***

The Issuer's interest share in the authorized capital of the aforementioned organization after change in interest: ***0%;***

Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, after change: ***0%;***

Date of change of the Issuer's interest share in the authorized capital of the aforementioned organization: ***November 7, 2006.***

MMC Norilsk Nickel Representative ***D.A. Usanov***
(power of attorney № ГМК-115/99-нт of 25.01.2006)

November 7, 2006.